SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COOPER CAMERON CORPORATION SAVINGS

INVESTMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION

1333 West Loop South, Suite 1700

Houston, Texas 77027

COOPER CAMERON CORPORATION SAVINGS

INVESTMENT PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Savings & Investment Plan 004
(Unaudited)
Additions:
Employer Contributions less prior year accrual plus current year accrual	24,352

Employer Contributions
Participant Contributions	57,813

Total Contributions	82,165
Loan Interest	3,987
Net Investment gain (loss) from CCC Master Trust for Defined Contribution Plans	(62,593)

Total Additions:	23,559
Deductions:
Benefit Payments	(19,426)
Fees and Expenses	(741)

(20,167)
Other Changes in net assets:
Net Asset Additions & Withdrawals (Transfers)	—
Net Increase (decrease)	3,392
Net assets available for benefits:
Beginning of period (py audit reports)	864,743

End of period	868,135

Statement of Net Assets Available for Benefits

(Unaudited) Savings & Investment Plan 004
Assets:
Employer Contribution Receivable	2,306
Participant Loan	61,995
Plan Interest in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans:
Washington Mutual Investors A	151,138
EuroPacific Growth A	24,925
Franklin Balance Sheet Investment A	55,221
Barclays Global Investors Equity Index Fund	97,182
Lord Abbett Developing Growth A	30,611
MFS Massachusetts Investors Growth A	54,380
PRIMCO Stable Value Fund (fixed income fund)	149,804
Cooper Cameron Stock Fund (company stock fund)	3,108
PIMCO Total Return A	124,861
PIMCO Total Return Fund/Admin	112,604

Plan Interest in Master Trust	803,834

Net Assets Available for benefits	868,135

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER	CAMERON CORPORATION SAVINGS

INVESTMENT PLAN FOR HOURLY EMPLOYEES

/s/ Jane L. Crowder
By:	Jane L. Crowder Member of the Plan Administration Committee

Date: June 25, 2003

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